Filed pursuant to Rule 424(b)(2)

Registration Nos. 333-132370 and 333-132370-01

CALCULATION OF REGISTRATION FEE

Class of securities offered	Aggregate offering price	Amount of registration fee
Medium-Term Senior Notes, Series D	$10,500,000.00	$1,123.50	(1)

(1)	The filing fee of $1,123.50 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. Pursuant to Rule 457(p) under the Securities Act of 1933, the $898,174.91 remaining of the filing fee previously paid with respect to unsold securities that were registered pursuant to a Registration Statement on Form S-3 (No. 333-119615) filed by Citigroup Global Market Holdings Inc., a wholly owned subsidiary of Citigroup Inc., on October 8, 2004 is being carried forward, of which $1,123.50 is offset against the registration fee due for this offering and of which $897,051.41 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing Supplement No. 2006 - MTNDD053 Dated November 21, 2006

(To Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)

US$10,500,000 principal amount

Citigroup Funding Inc.

Medium-Term Notes, Series D

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Principal-Protected Notes Based Upon

the Levels of One-Month U.S. Dollar LIBOR and

the BMA Municipal Swap Index Due 2018

•	The notes will bear interest at a variable rate which will not be less than zero. The interest rate applicable to any semi-annual interest calculation period will be determined based on the weekly levels of the floating interest rate commonly referred to as “one-month U.S. dollar LIBOR” and the BMA Municipal Swap Index, as more fully described in this pricing supplement. Interest on the notes (if any) is payable semi-annually on each May 29 and November 29, beginning on May 29, 2007 and ending on November 29, 2018 (the maturity date).

•	The notes will mature on November 29, 2018. You will receive at maturity, for each US$1,000 principal amount of notes you hold, an amount in cash equal to US$1,000 plus any accrued and unpaid interest.

•	The notes will be issued in minimum denominations and integral multiples of US$1,000.

•	We will not apply to list the notes on any exchange.

Investing in the notes involves a number of risks. See “ Risk Factors Relating to the Notes” beginning on page PS-5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

	Per Note	Total

Public Offering Price	$1,000.00	$10,500,000.00

Agent’s Discount	$0.00	$0.00

Proceeds to Citigroup Funding Inc.	$1,000.00	$10,500,000.00

We expect that delivery of the notes will be made against payment therefor on or about November 29, 2006. Because the notes will not settle in T+3, purchasers who wish to trade the notes on the date hereof or the next seven business days will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own investment advisor.

Citigroup

SUMMARY INFORMATION — Q&A

This summary includes questions and answers that highlight selected information from the accompanying prospectus and prospectus supplement and this pricing supplement to help you understand the Principal-Protected Notes Based Upon the Levels of One-Month U.S. Dollar LIBOR and the BMA Municipal Swap Index Due 2018. You should carefully read the entire prospectus, prospectus supplement and pricing supplement to understand fully the terms of the notes, as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should, in particular, carefully review the section entitled “Risk Factors Relating to the Notes,” which highlights a number of risks, to determine whether an investment in the notes is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus.

What Are the Notes?

The notes mature on November 29, 2018 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup.

You may transfer the notes only in minimum denominations and integral multiples of US$1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by the Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream clearance systems may hold beneficial interests in the notes through the accounts that each of these systems maintains as a participant in DTC. You should refer to “Description of the Notes — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus for further information.

What Does “Principal Protected” Mean?

“Principal Protected” means that your principal investment in the notes is not at risk at maturity of the notes regardless of the levels of one-month U.S. dollar LIBOR and the BMA Municipal Swap Index over the term of the notes. However, if you sell your notes in the secondary market prior to maturity you may receive less than your initial investment as the notes are not principal protected prior to maturity. See “Risk Factors Relating to the Notes” for further information.

Will I Receive Interest on the Notes?

The interest payable on the notes will vary and may be zero. We expect to pay interest, if any, in cash semi-annually on each May 29 and November 29, commencing on May 29, 2007 and ending on the maturity date. We refer to each of these semi-annual payment dates as an interest payment date and each six-month period from and including the issue date or an interest payment date to and including the day immediately preceding the next interest payment date or maturity date as an interest calculation period.

The notes will pay interest, if any, on each interest payment date at a per annum rate, which we refer to as the variable rate, equal to:

Fixed Percentage + Variable Percentage

provided that the variable rate will not be less than zero. No interest will accrue on the notes in any interest calculation period in which the variable percentage is negative and the absolute value of the variable percentage is greater than or equal to the fixed percentage.

The fixed percentage equals 9.5%.

The variable percentage will equal:

12 x (Adjusted Average U.S. dollar LIBOR Rate – Average BMA Index Value)

The adjusted average U.S. dollar LIBOR rate will equal:

0.65 x Average One-Month U.S. Dollar LIBOR Rate

The average one-month U.S. dollar LIBOR rate, for any interest calculation period, will equal the weighted average of the weekly one-month U.S. dollar LIBOR rates. The weekly one-month U.S. dollar LIBOR rate will equal the rate for one-month U.S. dollar LIBOR reported by Reuters on page “LIBOR01” (or any successor page) on each Wednesday at 11:00 am (London time). For each Wednesday where the weekly one-month U.S. dollar LIBOR rate is unavailable, one-month U.S. dollar LIBOR will be determined as described in “Description of the Notes—Determination of One-Month U.S. Dollar LIBOR” in this pricing supplement.

The average BMA index value, for any interest calculation period, will equal the weighted average of the weekly BMA Municipal Swap Index value. The weekly BMA Municipal Swap Index value will equal the value of the Bond Market Association Municipal Swap Index reported by Thomson Municipal Market Data (or any successor) on each Thursday. For each Thursday where the weekly BMA Municipal Swap Index value is unavailable, the immediately preceding available value for the BMA Municipal Swap Index will be used.

The weighted average of each of the weekly one-month U.S. dollar LIBOR rate and the BMA index value will equal i) the sum of x) the relevant rate multiplied by y) the number of days such rate is in effect, divided by ii) the number of days in the relevant interest calculation period.

What Will I Receive at Maturity of the Notes?

The notes will mature on November 29, 2018. You will receive at maturity, for each US$1,000 principal amount of notes you hold, an amount in cash equal to US$1,000 plus any accrued and unpaid interest.

What Will I Receive if I Sell the Notes Prior to Maturity?

If you choose to sell your notes before maturity, you are not guaranteed to receive the full principal amount of the notes you sell. You should refer to the sections “Risk Factors Relating to the Notes — No Principal Protection Unless You Hold the Notes to Maturity,” “— The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” and “— You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop” in this pricing supplement for further information. You will receive 100% of the principal amount of your notes if you hold the notes at maturity.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in instruments, such as options, swaps or futures, based on one-month U.S. dollar LIBOR or the BMA Municipal Swap Index. This hedging activity could affect the market price of municipal swaps which in turn could affect the value of the BMA Municipal Swap Index and, therefore, the interest rate payable on, and the market value of, the notes. The costs of maintaining or adjusting this hedging activity could affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Payments of stated interest on the notes will be taxable as ordinary interest income at the time that such payments are accrued or are received (in accordance with the holder’s method of tax accounting). Upon the sale or other taxable disposition of a note, a holder generally will recognize capital gain or loss equal to the difference between the amount realized on such disposition and such holder’s tax basis in such note. Such gain or loss generally will be long-term capital gain or loss if the holder has held the note for more than one year at the time of disposition.

Will the Notes Be Listed on a Stock Exchange?

The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup and Citigroup Funding?

Citigroup is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup whose business activities consist primarily of providing funds to Citigroup and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding’s and Citigroup’s Affiliates, Citigroup Global Markets Inc. and Citigroup Financial Products Inc.?

Our affiliate, Citigroup Global Markets Inc. is the agent for the offering and sale of the notes. After the initial offering, Citigroup Global Markets Inc. and/or other of our affiliated dealers currently intends, but is not obligated, to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the section “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets Inc. nor any of these affiliates will be obligated to engage in any market-making activities, or continue those activities once it has started them.

Our affiliate, Citigroup Financial Products, will act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Financial Products as calculation agent and you as a holder of the notes.

Are There Any Risks Associated With My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, among other things, fluctuations in the weekly levels of one-month U.S. dollar LIBOR and the BMA Municipal Swap Index, and other events that are difficult to predict and beyond our control.

The Amount of Interest Payable on the Notes Will Vary and May Be Zero

The variable rate is a floating rate dependant on the variable percentage for each interest calculation period. The variable percentage, in turn, will depend on the difference between the adjusted average U.S. dollar LIBOR rate and the average BMA index value in each interest calculation period (which difference we refer to as the spread). The amount of interest you accrue on the notes in any interest calculation period will decrease as the spread decreases. In addition, you will not accrue any interest on the notes at all in any interest calculation period in which the variable percentage is negative and the absolute value of the variable percentage is greater than or equal to the fixed percentage. If this is true in every interest calculation period, the interest paid on the notes will be zero.

The Spread Will Depend on a Number of Factors

The amount of interest you accrue on the notes, if any, will depend on the spread. In general, as the spread decreases so does the amount of interest payable on the notes. A number of factors can affect the spread by changing the relative values of the average one-month U.S. dollar LIBOR rate and the average BMA index value. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the spread of a change in a specific factor, assuming all other conditions remain constant.

The BMA/LIBOR Ratio.    The BMA/LIBOR ratio represents the relationship between the BMA Municipal Swap Index and U.S. dollar LIBOR and is calculated on a daily basis by dividing the daily BMA Municipal Swap Index value by the daily three-month LIBOR rate. In general, we expect that increases in the BMA/LIBOR ratio may reduce the spread.

Marginal Tax Rates.    In general, we expect that actual or anticipated decreases in marginal tax rates may reduce the spread.

Tax-Exempt Nature of Municipal Securities.    In general, we expect that actual or anticipated changes to the current U.S. federal income tax treatment of municipal securities may reduce the spread.

Tax Treatment of Comparable Securities.    In general, we expect that actual or anticipated changes to the current U.S. federal income tax treatment of securities other than municipal securities may reduce the spread.

The Supply and Demand for Municipal Securities.    We expect that a decline in the price of municipal securities relative to other debt securities due to various factors including reduced demand for or increased supply of municipal securities, fragmentation in the market for municipal securities, uncertainty regarding the rights of holders of municipal securities, and illiquidity may reduce the spread.

These and other factors may have a negative impact on the payment of interest on the notes. In addition, these and other factors may have a negative impact on the value of your notes in the secondary market. See “— The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” below.

No Principal Protection Unless You Hold the Notes to Maturity

You will be entitled to receive at least the full principal amount of your notes only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity you may receive less than your initial investment as the notes are not principal protected prior to maturity.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The notes bear interest, if any, semi-annually at the variable rate, which may be positive or zero. As a result, if the average of the variable rates for each interest calculation period during the term of the notes is less than 5.30%, the effective yield on your notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of the notes in the secondary market will be affected by supply of and demand for the notes, the weekly levels of one-month U.S. dollar LIBOR and the BMA Municipal Swap Index and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

The Spread.    We expect that the market value of the notes at any given time will depend substantially on the spread and the future expectations of the spread. In general, if the spread increases or is expected to increase in the future, the value of the notes may increase, and if the spread decreases or is expected to decrease in the future, the value of the notes may decrease.

Volatility of the Spread.    Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the spread during the term of the notes changes, the market value of the notes may change.

Interest Rates.    We expect that the market value of the notes could be adversely affected by any changes in U.S. interest rates. In general, we expect that the market value of the notes may decrease if U.S. interest rates increase, due to a corresponding decline in the value of the BMA Swap Index and that the market value of the notes also may decrease if U.S. interest rates decrease, due to an increase in the BMA/LIBOR ratio.

Hedging Activities.    Hedging activities related to the notes by one or more of our affiliates will likely involve trading in instruments, such as options, swaps or futures, based upon one-month U.S. dollar LIBOR or the BMA Municipal Swap Index. This hedging activity could affect the market price of municipal swaps which in turn could affect the value of the BMA Municipal Swap Index and, therefore, the interest rate payable on, and the market value of, the notes. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets Inc. may be willing to purchase your notes in the secondary market.

Citigroup Funding and Citigroup’s Credit Ratings, Financial Condition and Results.    Actual or anticipated changes in our credit ratings, financial condition or results or those of Citigroup may affect the market value of the notes. The notes are subject to the credit risk of Citigroup, the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above, such as a change in U.S. interest rates, may offset some or all of any change in the market value of the notes attributable to another factor, such as an increase in the spread.

You Will Not Have Any Rights with Respect to Any Variable-Rate Demand Notes (“VRDNs”) Comprising the BMA Municipal Swap Index

You will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to, any VRDNs underlying the BMA Municipal Swap Index. An investment in the notes does not constitute an investment in any VRDN underlying the BMA Municipal Swap Index. In addition, the interest you earn on the notes, if any, is not tax-exempt. You should refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for further information.

You May Not Be Able to Sell Your Notes If an Active Trading Market for the Notes Does Not Develop

The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets Inc. and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

Citigroup Financial Products Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Financial Products, which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Financial Products’ duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus and prospectus supplement.

General

The Principal-Protected Notes Based Upon the Levels of One-Month U.S. Dollar LIBOR and the BMA Municipal Swap Index Due 2018 (the “Notes”) are a series of debt securities issued by Citigroup Funding under the senior debt indenture described in the accompanying prospectus supplement and prospectus and any payments due under the Notes are fully and unconditionally guaranteed by Citigroup. The aggregate principal amount of Notes issued will be US$10,500,000 (10,500 Notes). The Notes will mature on November 29, 2018, will constitute part of the senior debt of Citigroup Funding, and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. As a result of the Citigroup guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup. The Notes will be issued only in fully registered form and in denominations of US$1,000 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Payment at Maturity

The Notes will mature on November 29, 2018. You will receive at maturity, for each US$1,000 principal amount of Notes you hold, an amount in cash equal to US$1,000 plus any accrued and unpaid interest.

Interest

The interest payable on the Notes will vary and may be zero. We expect to pay interest, if any, in cash semi-annually on each May 29 and November 29, commencing on May 29, 2007 and ending on the Maturity Date. We refer to each of these semi-annual payment dates as an Interest Payment Date and each six-month period from and including the issue date or an Interest Payment Date to and including the day immediately preceding the next Interest Payment Date or Maturity Date as an Interest Calculation Period.

The Notes will pay interest, if any, on each Interest Payment Date at a per annum rate, which we refer to as the Variable Rate, equal to:

Fixed Percentage + Variable Percentage

provided that the Variable Rate will not be less than zero. No interest will accrue on the Notes in any Interest Calculation Period in which the Variable Percentage is negative and the absolute value of the Variable Percentage is greater than or equal to the Fixed Percentage.

The Fixed Percentage will equal approximately 9.5%.

The Variable Percentage will equal:

12 x (Adjusted Average U.S. dollar LIBOR Rate – Average BMA Index Value)

The Adjusted Average U.S. dollar LIBOR Rate will equal:

0.65 x Average One-Month U.S. Dollar LIBOR Rate

The Average One-Month U.S. Dollar LIBOR Rate, for any Interest Calculation Period, will equal the weighted average of the weekly one-month U.S. dollar LIBOR rates. The weekly one-month U.S. dollar LIBOR rate will equal the rate for one-month U.S. dollar LIBOR reported by Reuters on page “LIBOR01” (or any successor page) on each Wednesday at 11:00 am (London time).

The Average BMA Index Value for any Interest Calculation Period will equal the weighted average of the weekly BMA Municipal Swap Index Value. The weekly BMA Municipal Swap Index Value will equal the value of the Bond Market Association Municipal Swap Index reported by Thomson Municipal Market Data (“MMD”) (or any successor) on each Thursday. For each Thursday where the weekly BMA Municipal Swap Index Value is unavailable, the immediately preceding available value for the BMA Municipal Swap Index will be used.

The weighted average of each of the weekly one-month U.S. dollar LIBOR rate and the BMA index value will equal i) the sum of x) the relevant rate multiplied by y) the number of days such rate is in effect, divided by ii) the number of days in the relevant Interest Calculation Period.

Interest will be payable to the persons in whose names the Notes are registered at the close of business on the Business Day preceding each Interest Payment Date. If an Interest Payment Date falls on a day that is not a Business Day, the interest payment to be made on that Interest Payment Date will be made on the next succeeding Business Day, unless that day falls in the next calendar month, in which case the Interest Payment Date will be the first preceding Business Day. Such payment will have the same force and effect as if made on that Interest Payment Date, and no additional interest will accrue as a result of delayed payment.

Business Day means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York or in London, England are authorized or obligated by law or executive order to close.

Determination of One-Month U.S. Dollar LIBOR

If a rate for one-month U.S. dollar LIBOR is not published on “LIBOR01” (or any successor page) on any Wednesday, then the calculation agent will request the principal London office of each of five major reference banks in the London interbank market, selected by the calculation agent, to provide such bank’s offered quotation to prime banks in the London interbank market for deposits in U.S. dollars in an amount that is representative of a single transaction in that market at that time (a “Representative Amount”) and for a term of one month, as of 11:00 am (London time) such Wednesday on which the weekly one-month U.S. dollar LIBOR rate is not published on “LIBOR01” (or any successor page). If at least two such quotations are so provided, the one-month U.S. dollar LIBOR rate will be the arithmetic mean of such quotations. If fewer than two such quotations are provided, the calculation agent will request each of three major banks in The City of New York to provide such bank’s rate to leading European banks for loans in U.S. dollars in a Representative Amount and for a term of one month, as of approximately 11:00 am (New York City time) on the second Wednesday on which the weekly one-month U.S. dollar LIBOR rate is not published on “LIBOR01” (or any successor page). If at least two such rates are so provided, then the one-month U.S. dollar LIBOR rate will be the arithmetic mean of such rates. If fewer than two such rates are provided, then the one-month U.S. dollar LIBOR rate will be the immediately preceding one-month U.S. dollar LIBOR rate published on “LIBOR01” (or any successor page).

Discontinuance of the BMA Municipal Swap Index

If MMD discontinues production of the BMA Municipal Swap Index or MMD or another entity produces a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the BMA Municipal Swap Index, then the value of the BMA Municipal Swap Index will be determined by reference to the value of that index, which we refer to as a “successor index.”

Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the Notes.

If MMD discontinues production of the BMA Municipal Swap Index and a successor index is not selected by the calculation agent or is no longer published on any date of determination of the value of the BMA Municipal Swap Index, the value to be substituted for the index for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the index prior to any such discontinuance.

If MMD discontinues production of the BMA Municipal Swap Index prior to the determination of the Variable Rate for any Interest Calculation Period and the calculation agent determines that no successor index is available at that time, then on each day on which the value of the BMA Municipal Swap Index must be determined until the earlier to occur of (a) the determination of the Variable Rate for such Interest Calculation Period and (b) a determination by the calculation agent that a successor index is available, the calculation agent will determine the value that is to be used in computing the value of the index as described in the preceding paragraph. The calculation agent will cause notice of weekly values to be published not less often than once each month in The Wall Street Journal (or another newspaper of general circulation). Notwithstanding these alternative arrangements, discontinuance of the production of the BMA Municipal Swap Index may adversely affect the market value of the Notes.

If a successor index is selected or the calculation agent calculates a value as a substitute for the index as described above, the successor index or value will be substituted for the index for all purposes. Notwithstanding these alternative arrangements, discontinuance of the production of the BMA Municipal Swap Index may adversely affect the market value of the Notes.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup, the trustee and the beneficial owners of the Notes, absent manifest error.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Default Interest Rate

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 5.75% per annum on the unpaid amount due. If default interest is required to be calculated for a period of less than one year, it will be calculated on the basis of the actual number of days elapsed and a 360-day year consisting of twelve 30-day months.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The calculation agent for the Notes will be Citigroup Financial Products. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup and the holders of the Notes. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup, potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the Notes. Citigroup Financial Products is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

HISTORICAL DATA ON THE WEEKLY ONE-MONTH U.S. DOLLAR LIBOR RATE

One-month U.S. dollar LIBOR is a daily reference rate based on the interest rates in the London interbank money market. The weekly one-month U.S. dollar LIBOR rate is the rate reported by Reuters on page LIBOR01 at 11:00 am (London time) each Wednesday. The following table sets forth, for each of the periods indicated, the high and the low level of the weekly one-month U.S. dollar LIBOR rate, as reported on Reuters. The historical performance of the weekly one-month U.S. dollar LIBOR rate should not be taken as an indication of the future performance of the weekly one-month U.S. dollar LIBOR rate during the term of the Notes or what the value of the Notes may be. Any historical upward or downward trend in the weekly one-month U.S. dollar LIBOR rate during any period set forth below is not any indication that the weekly one-month U.S. dollar LIBOR rate is more or less likely to increase or decrease at any time over the term of the Notes.

	High	Low
2001
Quarter
First	6.51%	5.06%
Second	5.05	3.75
Third	3.85	2.66
Fourth	2.59	1.90
2002
Quarter
First	1.90	1.73
Second	1.87	1.84
Third	1.84	1.78
Fourth	1.83	1.38
2003
Quarter
First	1.38	1.27
Second	1.33	1.02
Third	1.12	1.10
Fourth	1.17	1.12
2004
Quarter
First	1.11	1.09
Second	1.37	1.10
Third	1.84	1.35
Fourth	2.42	1.84
2005
Quarter
First	2.86	2.40
Second	3.34	2.89
Third	3.84	3.34
Fourth	4.39	3.89
2006
Quarter
First	4.83	4.40
Second	5.35	4.84
Third	5.40	5.32
Fourth (through November 15)	5.32	5.32

The weekly one-month U.S. dollar LIBOR rate reported by Reuters on LIBOR01 at 11:00 am (London time) on November 15, 2006 was 5.32%.

The following graph shows the weekly one-month U.S. dollar LIBOR rate in the period from January 1, 1996 through November 15, 2006 using historical data obtained from Reuters. Past movements of the weekly one-month U.S. dollar LIBOR rate are not indicative of future values of the weekly one-month U.S. dollar LIBOR rate.

DESCRIPTION OF THE BMA MUNICIPAL SWAP INDEX

General

Unless otherwise stated, we have derived all information regarding the Bond Market Association Municipal Swap Index™ (the “BMA Municipal Swap Index”) provided in this pricing supplement, including its composition, method of calculation and changes in components, from publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by The Bond Market Association and/or Thomson Municipal Market Data (“MMD”). MMD is under no obligation to continue to produce, and may discontinue or suspend the production of, the BMA Municipal Swap Index at any time. We do not assume any responsibility for the accuracy or completeness of any information relating to the BMA Municipal Swap Index.

The BMA Municipal Swap Index was created by The Bond Market Association and is produced by MMD. The BMA Municipal Swap Index is a weekly high grade market index comprised of 7-day tax-exempt variable rate demand notes (“VRDNs”) from MMD’s database of more than 24,000 active VRDN issues. The BMA Municipal Swap Index is calculated on a weekly basis, and released to subscribers on Thursday. The actual number of issues that make up the BMA Municipal Swap Index will vary in time as issues are called, converted, mature or are newly issued. In addition, if changes occur which violate the criteria or calculation methods of the BMA Municipal Swap Index, an issue will be dropped. The qualification criteria for the BMA Municipal Swap Index have been established by a subcommittee of The Bond Market Association. Typically, the BMA Municipal Swap Index has included 650 issues in any given week.

Computation of the BMA Municipal Swap Index

To be eligible for inclusion in the BMA Municipal Swap Index, an issue must meet the following criteria:

(1)	be a weekly reset, effective on Wednesday (no lag resets considered);

(2)	NOT be subject to Alternative Minimum tax;

(3)	have an outstanding amount of $10 million or more;

(4)	have the highest short-term rating (VMIG1 by Moody’s or A-1+ by S&P); and

(5)	pay interest on a monthly basis, calculated on an actual/actual basis.

In addition, only one quote per obligor per remarketing agent will be included in the BMA Municipal Swap Index. Issues from all states are eligible for inclusion.

The following are considered in the BMA Municipal Swap Index calculation:

(1)	The standard deviation of the rates is calculated. Any issue falling outside of +/- 1.0 standard deviations is dropped.

(2)	Each participating remarketing agent is limited to no more than 15% of the BMA Municipal Swap Index by an averaging method.

Historical Data on the BMA Municipal Swap Index

The following table sets forth, for each of the periods indicated, the high and the low value of the BMA Municipal Swap Index, as reported by MMD. The historical performance of the BMA Municipal Swap Index should not be taken as an indication of the future performance of the BMA Municipal Swap Index during the term of the Notes or what the value of the Notes may be. Any historical upward or downward trend in the

BMA Municipal Swap Index during any period set forth below is not any indication that the BMA Municipal Swap Index is more or less likely to increase or decrease at any time over the term of the Notes.

	High	Low
2001
Quarter
First	4.48	1.81
Second	4.45	2.15
Third	2.68	2.01
Fourth	2.23	1.10
2002
Quarter
First	1.48	1.08
Second	1.68	1.15
Third	1.68	1.09
Fourth	1.85	1.01
2003
Quarter
First	1.15	0.95
Second	1.36	0.98
Third	1.08	0.70
Fourth	1.23	0.92
2004
Quarter
First	1.03	0.87
Second	1.09	1.01
Third	1.69	1.00
Fourth	1.99	1.43
2005
Quarter
First	2.28	1.48
Second	3.00	2.09
Third	2.75	1.97
Fourth	3.51	2.60
2006
Quarter
First	3.22	2.93
Second	3.97	3.06
Third	3.74	3.35
Fourth (through November 15)	3.67	3.37

The BMA Municipal Swap Index value reported by MMD on November 15, 2006 was 3.67.

The following graph shows the BMA Municipal Swap Index value in the period from January 1, 1996 through November 15, 2006 using historical data obtained from MMD. Past movements of the BMA Municipal Swap Index value are not indicative of future values of the BMA Municipal Swap Index.

License Agreement

MMD and an affiliate of Citigroup Global Markets Inc. have entered into a non-exclusive license agreement providing, in exchange for a fee, the right to use the BMA Municipal Swap Index owned and published by MMD in connection with certain securities, including the Notes.

The Notes are not sponsored, endorsed, sold or promoted by MMD. MMD makes no representation or warranty, express or implied, to the holder of the Notes or to any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the MMD to track the performance of municipal swaps. MMD’s only relationship to Citigroup and its subsidiaries, including Citigroup Funding (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and tradenames of MMD and of the BMA Municipal Swap Index which is determined, composed and calculated by MMD without regard to Citigroup, its subsidiaries or holders of the Notes. MMD has no obligation to take the needs of Citigroup, its subsidiaries or the holders of the Notes into consideration in determining, composing or calculating the BMA Municipal Swap Index. MMD is not responsible for and has not participated in the determination of the timing or sale of the Notes, prices at which the Notes are initially to be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which interest is payable on the Notes. MMD has no obligation or liability in connection with the administration, marketing or trading of the Notes.

The BMA Municipal Swap Index is calculated using information that MMD considers reliable but neither MMD nor The Bond Market Association represents that the BMA Municipal Swap Index is accurate or complete and it should not be relied upon as such by Citigroup Funding, Citigroup, Citigroup Global Markets Inc., the trustee or holders of the Notes. In addition, the methodology used to calculate the BMA Municipal Swap Index may change from time to time and, although it will endeavor to provide Citigroup Funding with reasonable advance notice, MMD reserves the right to discontinue publication of the BMA Municipal Swap Index at any time. In no event shall MMD have any liability to Citigroup Funding, Citigroup, Citigroup Global Markets Inc., holders of the Notes or any other third party for damages of any kind incident to the use of the BMA Municipal Swap Index.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations material to the purchase, ownership and disposition of the Notes. Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a person that is a holder or a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this prospectus supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated financial transaction. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed. Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

U.S. Holders

Payments of Interest.    Payments of stated interest on the Notes will be taxable to a U.S. Holder as ordinary interest income at the time that such payments are accrued or are received (in accordance with such U.S. Holder’s method of tax accounting).

Purchase, Sale and Retirement of Notes.    Upon the sale, exchange or retirement of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (less any accrued stated interest, which will be taxable as such) and the U.S. Holder’s tax basis in such Note. A U.S. Holder’s tax basis in a Note generally will equal the cost of such Note to such holder. Gain or loss recognized by a U.S. Holder generally will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding.    Information returns may be required to be filed with the Internal Revenue Service (“IRS”) relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers to the trustee in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-U.S. Holders

A holder or beneficial owner of Notes that is not a U.S. Holder (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on interest payments on the Notes, provided that the Non-U.S. Holder certifies on IRS Form W-8BEN (or a successor form), under penalties of perjury, that it is a Non-U.S. Holder and provides its name and address or otherwise satisfies applicable documentation requirements and the payments are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (or, where a tax treaty applies, are not attributable to a United States permanent establishment).

Any gain realized on the sale of Notes by a Non-U.S. Holder will generally be exempt from U.S. federal income and withholding tax unless the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or, where a tax treaty applies, is attributable to a United States permanent establishment), or in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met. In general, a Non-U.S. Holder will not be subject to U.S. federal backup withholding or information reporting with respect to payments of interest on the Notes if the Non-U.S. Holder provides an IRS Form W-8BEN (or a successor form) with respect to such payments.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006 among Citigroup Funding, Citigroup and the agents named therein, including Citigroup Global Markets Inc., govern the sale and purchase of the Notes.

Citigroup Global Markets Inc., as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets Inc., US$10,500,000 principal amount of Notes (10,500 Notes), any payments due on which are fully and unconditionally guaranteed by Citigroup.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factor Relating to the Notes — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets Inc. is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Client accounts over which Citigroup or its affiliates have investment discretion are not permitted to purchase the Notes, either directly or indirectly.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets Inc., its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement are true.

Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

US$10,500,000 principal amount

Principal-Protected Notes

Based Upon the Levels of One-Month U.S. Dollar LIBOR and

the BMA Municipal Swap Index

Due November 29, 2018

(US$1,000 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing  Supplement

November 21, 2006

(Including Prospectus Supplement dated

April 13, 2006 and Prospectus dated

March 10, 2006)

Citigroup